Exhibit 99.2

AMENDED AND RESTATED STATEMENT OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF THE SERIES B PREFERRED SHARES OF CASTOR MARITME INC.

CASTOR MARITIME INC., a corporation organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Company”), in accordance with the provisions of Section 35 thereof and the Articles of Incorporation of the Company (the “Articles”), does hereby certify:

Pursuant to the authority vested in the Board of Directors of the Company (the “Board”), and in accordance with the provisions of Section 35 of the BCA and the Articles, the Board has adopted the following resolution amending and restating certain terms, powers, preferences and other rights of the series of preferred shares of the Company, designated as “Series B Preferred Shares”, and certain qualifications, limitations and restrictions thereon. Capitalized terms shall have the same meaning as in the Articles, unless otherwise specified in this Statement of Designation or unless the context otherwise requires.

RESOLVED, that pursuant to the authority vested in the Board by the Articles and Section 35 of the BCA, the Board hereby amends and restates the Statement of Designation of Rights, Preferences and Privileges establishing a series of Preferred Shares, par value $0.001 per share, of the Company and hereby sets forth the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Section 1.          Designation and Amount. The shares of this series shall be designated as “Series B Preferred Shares” (hereinafter, called “this Series”). Shares of this Series shall have a par value of $0.001 per share, and the number of shares constituting this Series shall initially be twelve thousand (12,000), which number the Board may from time to time increase or decrease (but not below the number then outstanding).

Section 2.          Adjustments. In the event the Company shall at any time after the issuance of any shares of this Series (i) declare any dividend on the common shares of the Company par value $0.001 per share (the “Common Shares”), payable in Common Shares, (ii) subdivide the outstanding Common Shares or (iii) combine the outstanding Common Shares into a smaller number of shares, then in each such case there shall be no adjustment to the number of outstanding shares of this Series.

Section 3.          Voting Rights. Holders of shares of this Series shall have the following voting rights:

(a)          Each share of this Series shall entitle its holder to one hundred thousand (100,000) votes on all matters submitted to a vote of the shareholders of the Company, provided, however that in the event the Company shall at any time after the issuance of any shares of this Series:

(i)             approve the creation or issuance of shares of the Company carrying more than one vote per share to be issued to any person other than holders of shares of this Series (including, without limitation, by creating a new series of shares of the Company or amending the rights, preferences, privileges and voting powers of shares of the Company existing as of the date hereof) without the prior affirmative vote of a majority of votes cast by holders of shares of this Series, except for the creation (but not the issuance) of Series C Participating Preferred Stock of the Company; or

(ii)           issue or approve the issuance of Common Shares pursuant to and in accordance with the Company’s Stockholders Rights Agreement entered into between the Company and American Stock Transfer & Trust Company, LLC on November 20, 2017,

then in each such case, the voting powers of shares of this Series shall be adjusted concurrently, to the extent necessary, such that holders of shares of this Series shall maintain a substantially identical interest in the Company, including, without limitation, with respect to each such holder’s voting interest, as it does in the Company immediately prior to such event. The Board shall implement, or cause to be implemented, the foregoing in the manner provided herein and shall promptly notify each holder of shares of this Series in writing of the voting power conferred by its shares as determined in accordance with the foregoing after the calculations with respect to any such adjustment have been completed.

(b)          Subject to Section 3(a), each share of this Series shall count for one hundred thousand (100,000) votes for purposes of determining quorum at a meeting of shareholders of the Company.

(c)          Except as otherwise provided herein, by law or in the Articles, holders of shares of this Series and holders of the Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of the Company.

(d)          Except as otherwise provided herein, in the Articles or as required by law, holders of shares of this Series shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of the Common Shares as set forth herein) for taking any corporate action.

Section 4.          Dividends and Distributions. So long as any shares of this Series are outstanding, if the Company declares or makes any dividend or other distribution of voting securities of a subsidiary of the Company which the Company controls to holders of Common Shares by way of a spin off or other similar transaction (a “Distribution”), then, in each such case, each holder of record of shares of this Series, as of the record date fixed by the Board for the determination of shareholders entitled to participate in such Distribution, shall be entitled to participate in such Distribution and receive preferred shares of the subsidiary whose voting securities are so distributed with at least substantially identical rights, preferences, privileges and voting powers, and limitations and restrictions as shares of this Series, such that each holder of shares of this Series shall maintain at least a substantially identical interest in such subsidiary, including, without limitation, with respect to such holder’s voting interest, as it does in the Company immediately prior to such Distribution. Subject to the foregoing and Section 5, shares of this Series shall have no other dividend or distribution rights.

Section 5.          Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, shares of this Series shall be entitled to receive a payment on the same terms as and rank pari-passu with the Common Shares with respect thereto, up to an amount equal to the par value of $0.001 per share of this Series. Holders of shares of this Series will have no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Section 6.          Consolidation, Merger, etc. In the event of (a) a binding share exchange or reclassification involving shares of this Series, (b) a merger or consolidation of the Company with or into another corporation or other entity, or (c) a business combination involving the Company, which in each case has not been approved by the prior affirmative vote of a majority of votes cast by holders of shares of this Series, either (x) the shares of this Series shall remain outstanding, or (y) in the case of any such transaction specified in prong (a), (b) or (c) of this Section 6, with respect to which the Company is not the surviving or resulting entity, shares of this Series shall be converted into or exchanged for preferred securities of the surviving or resulting entity or its ultimate parent, and in case of both (x) and (y), such shares remaining outstanding or such preferred securities, as the case may be, shall have such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, of shares of this Series immediately prior to such consummation, taken as a whole (including, without limitation, with respect to their voting interest); provided, however, that for all purposes of this Section 6, any increase in the authorized number of preferred shares, including any increase in the authorized number of shares of this Series, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the holders of shares of this Series, and provided, further, that in the event any of transaction specified in prong (a), (b) or (c) of this Section 6 has been approved by the prior affirmative vote of a majority of votes cast by holders of shares of this Series, shares of this Series shall, upon the consummation of such transaction, receive cash/and or any other property up to an amount equal to the par value of $0.001 per share of this Series.

Section 7.          No Redemption. The shares of this Series shall not be redeemable.

Section 8.          Amendment. So long as any shares of this Series are outstanding, neither this Statement of Designation nor the Articles shall be amended in any manner which would materially alter or change the powers, preferences or special rights of the shares of this Series so as to affect them adversely without the prior affirmative vote of the holders of a majority of the outstanding shares of this Series, voting separately as a class.

Section 9.          Reacquired Shares. Any shares of this Series purchased by the Company shall be cancelled and shall revert to authorized but unissued preferred shares undesignated as to series and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of the Board, subject to the conditions set forth in the Articles.

Section 10.        Fractional Shares. Shares of this Series may not be issued in fractional shares.

Section 11.        Notices. Any notice to be delivered hereunder shall be delivered (via overnight courier, facsimile or email) to each holder at its last address as it shall appear upon the books and records of the Company at least ten (10) calendar days prior to the applicable record or effective date thereinafter specified.

Section 12.        Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Company and that the facts herein stated are true, and accordingly has hereunto set his hand this            day of                     ,               .

By:
Name:
Title: